August 18, 2006
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Bond Securitization, L.L.C.

Registration Statement on Form S-3

Ladies and Gentlemen:

The undersigned, Bond Securitization, L.L.C. (the “Company”), is filing with the Commission today, the above referenced registration statement of Form S-3.  The form of base prospectus and the first form of prospectus supplement included in the Form S-3 is substantially similar to the form of base prospectus and form of prospectus supplement filed with the Commission on Form S-3/A on April 3, 2006 by its affiliate, J.P. Morgan Acceptance Corporation I (Commission File Number 333-130192), which was subsequently declared effective by the Commission.  The primary differences between the relevant documents of the proposed registration statement for the Company and the J.P. Morgan Acceptance Corporation I registration statement are the names of the applicable depositor and sponsor and the description of such entities included in the base prospectus and the prospectus supplement.  The second form of prospectus supplement included in the filing submitted by the Company today differs from the form of prospectus supplement filed by J.P. Morgan Acceptance Corporation I with regard to the structure of the potential transaction, but the form and substance of the information required to be included in the prospectus supplement is substantially similar to such form submitted by  J.P. Morgan Acceptance Corporation I.  We will be happy to send to you any blacklines between these documents that you desire.

Very truly yours,

BOND SECURITIZATION, L.L.C.

By: /s/ Christian T. Greco

Name:  Christian T. Greco
Title:    Vice President